May 7, 2024

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:    Austin Stanton
    Lulu Cheng

Re:     Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed April 10. 2024
File No. 333-278600

Dear Mr. Stanton and Ms. Cheng:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 26, 2024 (the “Staff Letter”), addressed to Jordan Kovler, the Chief Executive Officer of the Company, with regard to the above referenced matter. We have reviewed the Staff Letter and provide the following responses. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Form S-3 Filed April 10, 2024

Selling Stockholder, page 8

1.Please tell us whether the Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer. If the Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that the Selling Stockholder is an underwriter, unless the Selling Stockholder received its securities as compensation for investment banking services. In addition, in connection with a Selling Stockholder who is an affiliate of a broker-dealer, please disclose if true, that:
othe Selling Stockholder purchased the shares being registered for resale in the ordinary course of business; and
oat the time of the purchase, the Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
If you are unable to make these representations, please disclose that the Selling Stockholder is an underwriter.
The Company acknowledges the Staff’s comments and supplementally informs the Staff that, upon information and belief, and based on the Selling Stockholder’s public filings with the SEC, none of the Selling Stockholder or any of its affiliates is a broker or dealer. The Company respectfully directs the Staff to the Selling Stockholder’s Form ADV filed with the SEC on March 28, 20241, wherein the Selling Stockholder does not disclose that it, or any of its related persons, is a broker-dealer and specifically discloses that the Selling Stockholder’s master fund and direct holder of the subject securities, Armistice Capital Master Fund Ltd., is a private fund. In addition, the Company respectfully directs the Staff to the following disclosure on page 21 of the Registration Statement wherein it discloses that the “Selling Stockholder and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.”

Documents Incorporated By Reference, page 23

2.We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2023 and that your Form 10-K incorporates by reference to your definitive proxy statement. However, you have not filed your definitive proxy statement on Schedule 14A. Please amend your Form 10-K to include the Part III information or file your proxy statement prior to effectiveness.
The Company acknowledges the Staff’s comments and supplementally informs the Staff that the Company’s definitive proxy statement on Schedule 14A was filed on April 29, 2024 to disclose the information incorporated by reference into Part III of the Annual Report on Form 10-K for the year ended December 31, 2023 (the “10-K”).

3.We note that page 60 of your Form 10-K for the fiscal year ended December 31, 2023 included key metrics regarding revenue and costs. Please revise your disclosure to include a breakeven analysis for your mining operations that compares the cost to earn/mine bitcoin with the value of bitcoin. Please also revise to provide more information on your mining equipment, including the age of your mining equipment.

The Company acknowledges the Staff’s comments and supplementally informs the Staff that the Company has amended the 10-K to include the information requested by the Staff under the “Revenue” section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, as set forth on Exhibit A attached hereto.

*    *    *    *

The Staff is invited to contact the undersigned with any comments or questions it may have at (603) 531-8659.

Sincerely,

/s/ Christian Mulvihill

Christian Mulvihill
Chief Financial Officer, Greenidge Generation Holdings Inc.
1 https://reports.adviserinfo.sec.gov/reports/ADV/168978/PDF/168978.pdf

Encl.

cc:    Jordan Kovler, Chief Executive Officer, Greenidge Generation Holdings Inc.

EXHIBIT A

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Revenue
On January 30, 2023, upon entering into the NYDIG Hosting Agreement, we transitioned the majority of the capacity of our owned datacenter facilities to datacenter hosting operations. We entered into hosting arrangements at third party sites for the majority of our remaining owned miners in the first and second quarters of 2023. See Item 1, "Business—Overview—Hosting Agreements." At December 31, 2023, Greenidge datacenter operations consisted of approximately 28,800 miners with approximately 3.0 EH/s of combined capacity for both datacenter hosting and cryptocurrency mining, of which 18,100 miners, or 1.8 EH/s, is associated with datacenter hosting and 10,700 miners, or 1.2 EH/s, is associated with Greenidge's cryptocurrency mining.
The miners associated with Greenidge’s cryptocurrency mining were comprised as follows:

Vendor and Model	Number of miners
Bitmain S19	4,000
Bitmain S19 Pro	2,000
Bitmain S19j Pro	900
Bitmain S19 XP	3,600
Bitmain S19 Hydro	200
10,700
As of December 31, 2023, our fleet of miners ranged in age from 0.8 to 2.3 years and had an average age of approximately 1.6 years. We do not have scheduled downtime for our miners. When we have unscheduled downtime, we may from time to time replace a miner with a substitute miner in order to minimize overall fleet downtime. As of December 31, 2023, our fleet of miners ranged in efficiency from approximately 22.0 to 34.0 joules per terahash (“J/TH”) and had an average efficiency of 28.7 J/TH.

The table below presents the average cost of mining each bitcoin for the year ended December 31, 2023.

Cost of Mining - Analysis of Costs to Mine One Bitcoin	Year Ended December 31, 2023
Cost to mine one bitcoin(1)	$16,892
Value of each bitcoin mined(2)	$27,203
Cost to mine one bitcoin as % of value of bitcoin mined	62.1%
(1)Computed as cost of revenue of cryptocurrency mining divided by number of bitcoins produced from cryptocurrency mining.
(2)Computed as cryptocurrency mining revenue divided by number of bitcoins produced from cryptocurrency mining.